SIMPSON THACHER & BARTLETT LLP

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April 9, 2014

VIA EDGAR

Re:	K2M Group Holdings, Inc.
Registration Statement on Form S-1
Filed March 14, 2014
File No. 333-194550
CIK No. 1499807

Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

Reference if hereby made to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”), of K2M Group Holdings, Inc. (the “Company”) in connection with the offering (the “Offering”) of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), by the Company and the selling stockholders named therein.

The Company is providing the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with a supplemental submission in response to comment #23 from the Staff’s letter dated February 20, 2014 relating to the Company’s draft Registration Statement submitted on January 24, 2013. To assist your review, we have retyped the text of the Staff’s comment #23 in italics below. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The response and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	April 9, 2014

Stock-Based Compensation, page 78

23.	We note that in determining the fair value of your common stock you considered a combination of valuation methodologies including discounted cash flows, market and transaction approaches. Please progressively bridge for us the fair value per share determinations in each valuation to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

The chart below, which is included on page 84 of the Registration Statement, itemizes all stock options granted by the Company since January 1, 2013.

Grant Date	Options Granted	Exercise Price	Fair Value per Share of Common Stock

January 22, 2013	52,500	$3.81	$3.81

May 2013	324,000	$4.42	$4.42

June 2013	23,500	$4.42	$4.42

July 2013	11,500	$4.42	$4.42

October 23, 2013	228,000	$4.79	$4.79

The Company refers to the disclosure entitled “Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock” on pages 84-86 of the Registration Statement for an explanation of the valuation methodologies used by the Company in determining the fair value of the Common Stock for each of the option awards detailed in the table above.

There have been no grants of stock options made by the Company subsequent to October 23, 2013. In connection with the valuation of its classes of equity securities as of December 31, 2013, the Company had an independent third-party valuation completed, and based on such third party valuation, the Company determined that the fair value of its common stock at this time was $6.46 per share.

Based on current market conditions and the advice of the underwriters of the Offering, we expect the preliminary proposed offering price for the Common Stock being sold in the Offering to be in the range of $7.82 to $8.64. The midpoint of the preliminary proposed offering price of $8.23 is greater than the fair value of our common stock that was estimated at the time of

Securities and Exchange Commission	April 9, 2014

each option grant described above. The Company respectfully submits that those grants were properly valued based upon information available at the time of such grants consistent with ASC 718.

The Company further submits that the difference between the midpoint of the preliminary proposed offering price range and the fair value of the option grants described above is a product of the same factors contributing to an increase in the per share fair value of $3.81 from the January 2013 grant to the $4.79 fair value from the October 23, 2013 grant as described on page 86 of the Registration Statement. Collectively, the factors that contributed to the 26% increase in fair value during this time period include:

•	Continued year-over-year increases in quarterly Company revenue as a result of an expanded sales force, international sales penetration into new markets in the Middle East, South Africa and Canada, and sales growth in 2013 from new products released in 2011 and 2012. Overall, revenue growth for the nine months ended September 30, 2013 was 15%.

•	Improved external market and economic conditions affecting the medical device industry such as improved year-over-year growth rates of both the U.S. and international markets and FDA approval of new motion preservation products and general positive sentiment reflected in the NASDAQ and other stock markets. For instance, the NASDAQ stock market increased by approximately 29% between January 1 and October 23, 2013.

•	Improved revenue growth rates and multiples of other medical device companies, which resulted in a higher projected enterprise value of the Company. For instance, the average of trading prices of certain public medical device companies during the period from January 1 to October 23, 2013 increased approximately 47%. Although the average growth percentage of these companies based on their trading history was greater than the percentage increase in the Company’s fair value over this time period, the Company believes the lack of marketability of its common stock and a new IPO of a medical device company in the spine industry during the month of October 2013, which contributed to the overall trading improvement in this sector, resulted in this differential.

The medical device companies considered in the above assessment included both growth and mature companies that provide spinal implants. The companies included: Globus Medical, (GMED); Exactec, (EXAC); Nuvasive, (NUVA); Medtronic (MDT); Johnson & Johnson (JNJ); and Stryker (SYK) (collectively, the “Peer Group”).

The Company notes that the fair value per share of its common stock increased from $4.79 from the October 23, 2013 awards to $6.46 as of December 31, 2013. The increase in fair value was based on the results of a contemporaneous independent third-party valuation of the Company’s equity securities as of December 31, 2013. During November 2013, the Company’s Board of Directors made a decision to explore an initial public offering and as a result by December 31, 2013, believed it was prudent to utilize a hybrid method to determine the fair value of the Company’s equity securities because of the following considerations: (i) the

Securities and Exchange Commission	April 9, 2014

Company’s plans for an IPO, (ii) the Company’s potential growth opportunities, (iii) the anticipated timing of a liquidity event or IPO and (iv) the Company’s capital structure. The hybrid method1 utilized was a hybrid between the Probability-Weighted-Expected-Return Method (PWERM) and an Option Pricing Model (OPM), estimating the probability-weighted value across multiple scenarios using an OPM to estimate the allocation of value within one or more of those scenarios.

Under this approach, the fair values of common stock and weighting under the four scenarios was as follows:

	Fair Value
	per		Exit
	Common Share	Weighting	Horizon
Initial Public Offering	$7.64	60.0%	1 year
Remain Private	$4.00	25.0%	5 years
Strategic Acquisition	$6.37	10.0%	3 years
Liquidation	$0.00	5.0%	6 months
Weighted Value	$6.46

As noted above, the fair value per common share under the IPO scenario on a stand-alone basis was $7.64. To determine the weighted fair value under the hybrid method, the IPO scenario value was more heavily weighted than the other scenarios because of the success of recent IPO activity within the medical device industry and support and willingness of the Company’s controlling stockholder to move forward with a smaller controlling interest subsequent to an IPO, which made this scenario more likely to be successful. Based on its evaluation, the Company believed that the IPO scenario would provide it with the best source of funds to continue its growth strategy while enabling it to improve its leverage and liquidity.

December 31, 2013 to Anticipated Date of IPO

As of December 31, 2013, the per share fair value of the Company’s common stock under the IPO scenario described above was $7.64 compared to the mid-point per share preliminary public offering price of $8.23. The preliminary offering price range reflects the estimated public offering price of the shares to be sold in the market, which shares will be freely tradable and will not be subject to a lock-up agreement (other than shares purchased in the directed share program, which will consist of no more than 5% of the offering size), in contrast with substantially all of the Company’s outstanding stock, and thus does not include any marketability discount. The range also assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or a strategic acquisition. As a result, the Company believes the increase in value from December 31, 2013 under the IPO scenario to the midpoint of the preliminary offering price range of approximately 8% is reasonable. This conclusion is also based on the following:

[1]	Please note that response No. 38 to the Staff’s letter dated February 20, 2014, provides further details on the assumptions used under each scenario used in the hybrid method.

Securities and Exchange Commission	April 9, 2014

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies, including an increase in the average trading prices of the Peer Group of approximately 11.6% between December 31, 2013 and March 31, 2014;

•	an assumption that there would be a receptive public trading market for medical device companies such as the Company; and

•	the assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company’s prospectus.

* * * * * * *

Please do not hesitate to call Ken Wallach at (212) 455-3352 with any questions or further comments regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Eric Atallah

Lynn Dicker

Joseph McCann

Mary Beth Breslin

K2M Group Holdings, Inc.

Eric D. Major

Gregory S. Cole

Luke Miller

Latham & Watkins LLP

Rachel Sheridan

Jason M. Licht

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